UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: November 24, 2006
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

Arbitration Court Partially Grants VimpelCom Claim Against Federal Tax Service

Moscow, November 24, 2006 - Open Joint Stock Company “Vimpel-Communications (“VimpelCom” or the “Company”) (NYSE: VIP), today announced that the Moscow Arbitration Court heard on the merits the claim filed by VimpelCom against the Federal Tax Service (“FTS”) seeking to invalidate the previously disclosed decision of the FTS stating that the Company owed an additional 1.7 billion rubles (approximately US$64 million) as tax arrears for 2003-2004.

The court ruled to partially grant the claim of VimpelCom (for 490 million rubles or approximately US$18.5 million). VimpelCom does not agree with the court’s judgment and will consider filing an appeal against such judgment with the court of appeals.

***

The VimpelCom Group includes cellular companies operating in Russia and Kazakhstan and recently acquired cellular operators in Ukraine, Tajikistan, Uzbekistan, Georgia and Armenia. The VimpelCom Group’s cellular license portfolio covers a territory with a population of approximately 240 million. This includes 78 regions of Russia (136.5 million people, representing 94% of the Russia’s population), and the entire territory of Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements relating to VimpelCom’s possible appeal against the judgment. There can be no assurance that VimpelCom will appeal the judgment and, if it does, that the appellate court will find for the Company. There can be no assurance that the Federal Tax Service will not also appeal against this judgment or that in the event the appeal is filed such judgment will not be reversed by the appellate court. In addition, there can be no assurance that the tax authorities will not claim on the basis of the same asserted tax principles or different tax principles that additional taxes are due from VimpelCom or other entities within the VimpelCom group for other tax years. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this Form 6K, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin

VimpelCom (Moscow)

Tel: 7(495) 974-5888

Investor_Relations@vimpelcom.com

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